Exhibit 21

List of Subsidiaries
Subsidiary Name	State of Formation
American Ecology Environmental Services Corporation	Texas Corporation
American Ecology Holdings Corporation	Delaware Corporation
American Ecology Recycle Center, Inc.	Delaware Corporation
American Ecology Services Corporation	Delaware Corporation
Texas Ecologists, Inc.	Delaware Corporation
US Ecology, Inc.	California Corporation
US Ecology Idaho, Inc.	Delaware Corporation
US Ecology Nevada, Inc.	Delaware Corporation
US Ecology Washington, Inc.	Delaware Corporation
US Ecology Texas, Inc.	Delaware Corporation
US Ecology Field Services, Inc.	Delaware Corporation